UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

(Amendment No. 10)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Spark Therapeutics, Inc.

(Name of Subject Company)

Spark Therapeutics, Inc.

(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

84652J103

(CUSIP Number of Class of Securities)

Joseph W. La Barge

Chief Legal Officer

Spark Therapeutics, Inc.

3737 Market Street

Suite 1300

Philadelphia, Pennsylvania 19104

(888) 772-7560

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Stuart M. Cable, Esq.

Lisa R. Haddad, Esq.

Blake Liggio, Esq.

Goodwin Procter LLP

100 Northern Avenue

Boston, Massachusetts 02210

(617) 570-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 10 (this “Amendment No. 10”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Spark Therapeutics, Inc., a Delaware corporation (the “Company,” “Spark,” “we” or “us”), with the Securities and Exchange Commission (the “SEC”) on March 7, 2019.

The Schedule 14D-9 relates to the cash tender offer (the “Offer”) by 022019 Merger Subsidiary, Inc., a Delaware corporation (“Merger Sub”), a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Roche Holdings”), to acquire all of the issued and outstanding shares of common stock, par value $0.001 per share (the “Shares” and each, a “Share”), at a price per Share equal to $114.50, net to the seller of such Shares in cash, without interest, subject to any withholding of taxes required by applicable law. The Offer is disclosed in the Tender Offer Statement on Schedule TO (together with any amendments or supplements thereto, the “Schedule TO”), filed by Roche Holdings and Merger Sub with the SEC on March 7, 2019, and is made upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2019 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal.

The information in the Schedule 14D-9, including all exhibits and annexes that were previously filed with the Schedule 14D-9, is incorporated in this Amendment No. 10 by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. Capitalized terms used herein and not defined shall have the meanings ascribed to them in the Schedule 14D-9 and page number references herein refer to the Schedule 14D-9.

Item 8. Additional Information

1.	Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph under subsection titled “Other Antitrust Approvals” in its entirety with the following:

“On June 10, 2019, Roche Holdings announced that the UK Competition and Markets Authority (the “CMA”) opened an investigation in order to obtain further information in relation to Merger Sub’s acquisition of the Shares pursuant to the Offer and the Merger. Pending the outcome of its investigation, the CMA has issued an Initial Enforcement Order that would require Roche Holdings to hold separate the Company’s business upon closing of the transaction. On October 18, 2019, Roche Holdings notified its proposed acquisition of Spark to the CMA for merger clearance by submitting a merger notice to the CMA. The CMA has an initial period of 40 business days (“Phase 1”) following receipt of a satisfactory submission in which to issue its decision. On October 21, 2019, the CMA published a commencement notice confirming that its Phase 1 review would commence on October 22, 2019. The Phase 1 review period is currently scheduled to end on December 16, 2019. If the CMA were to believe that the proposed acquisition may be expected to result in a substantial lessening of competition in the United Kingdom, Roche Holdings would have 5 business days in which to propose remedies to address that concern in order to avoid a more detailed Phase 2 review. The parties are working cooperatively with the CMA and will continue to do so.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2019

Spark Therapeutics, Inc.

By:	/s/ Joseph W. La Barge
	Name:	Joseph W. La Barge
	Title:	Chief Legal Officer